Exhibit 99.6

Total announces final 2012 dividend and director nominations for shareholder approval

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Robert HAMMOND (U.S.)

Robert PERKINS (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 914 832 865 euros 542 051 180 R.C.S. Nanterre

www.total.com

Paris, February 12, 2013 – The Board of Directors of Total decided on February 12, 2013, to propose at the Annual Shareholders’ Meeting on May 17, 2013, an annual dividend for 2012 of 2.34 euros per share, reflecting an increase of approximately 3% compared to 2011.

Upon approval at the Annual Shareholders’ Meeting:

The final installment of 0.59 euros per share for the 2012 dividend will be paid according to the following timetable:

Ex-dividend date                      June 24, 2013

Record date                              June 26, 2013

Payment date                           June 27, 2013

American Depositary Receipts (“ADRs”) will receive the final installment of the 2012 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

Ex-dividend date                      June 19, 2013

Record date                              June 21, 2013

Payment date                           July 18, 2013

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

The Board of Directors of Total also decided on February 12, 2013, to ask the shareholders at the Annual Shareholders’ Meeting on May 17, 2013, to re-elect Gunnar Brock, Thierry Demarest, and Gérard Lamarche to new three-year terms as directors.

The Board of Directors of Total also decided to submit to the shareholders the nomination, for a three-year term, of a new employee representative to the Board to replace Claude Clément upon the expiration of his term.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com